SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Carcará well confirms huge potential of Block BM-S-8, in pre-salt of Santos Basin

Rio de Janeiro, January 2nd, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that drilling has been completed in well 4-SPS-86B (4-BRSA-971-SPS), located in block BM-S-8, in ultra-deep waters, in the pre-salt of Santos Basin. This is the third well drilled in the area of the Discovery Assessment Plan (PAD) of 1-BRSA-532A-SPS (Bem-te-vi).

The well, informally known as Carcará, is 232 kilometers off the coast and was drilled at a water depth of 2,027 meters. Starting at 5,742 meters of drilling a significant column was detected containing, at least, 471 meters of excellent quality oil - 31° API and free of contaminants such as CO2 and H2S – with 402 meters in carbonate reservoirs of excellent porosity and permeability. Pressure data indicate that these reservoirs are interconnected.

Due to operational issues, it was not possible to reach the total depth, originally set for 7,000 meters, and carry out complementary assessment work. Therefore, the well has been temporarily abandoned, which will allow the operation to be resumed in the future, if the consortium wishes to do so.

The various data collected from the well – logs, lateral cores, fluids and pressures -, as well as petrophysical analysis, combined with the expertise and experience of Petrobras in formation and long duration tests in pre-salt reservoirs, reinforce the expectation of an elevated oil flow potential in the reservoirs drilled. This will be confirmed with the ongoing exploratory activities in the area, which includes drilling an extension well in 2013, at which time it will be possible to assess the productivity of the reservoirs through a formation test.

Carcará is expected to produce its first oil in 2018, with the prior drilling of development wells throughout 2016-2017, in line with the provisions laid out in Petrobras’s 2012-2016 Business Plan and Strategic Planning for 2020.

Petrobras is the operator of the consortium (66%) in partnership with Petrogal Brasil (14%), Barra Energia do Brasil Petróleo e Gás Ltda. (10%) and Queiroz Galvão Exploração e Produção S.A. (10%).

In light of the Carcará potential, the consortium requested the National Petroleum, Natural Gas and Biofuels Agency (ANP) for an extension in the deadline of the Discovery Assessment Plan (PAD) of Bem-te-vi, where the well is located, which was due to expire at the end of 2012. The consortium awaits ANP’s resolution on the matter.

Minas Gerais
Rio de Janeiro
Macaé
TEVOL
REDUC
REPLAN
Angra dos Reis
TEBIG
Rio de Janeiro
REVAP
São Paulo
RECAP
São Paulo
Ilhabela
TEBAR
RPBC
Santos
232 km
TAMBAÚ
ATLANTA
PIRAPITANGA
PMXL-1
MEXILHÃO
OLIVA
CARAPIÁ
URUGUÁ
TAMBUATÁ
ÁREA IRACEMA
PMLZ-1
LAGOSTA
Paraná
MERLUZA
CARCARÁ
LULA
Paranaguá
GUAIAMÁ
BEM-TE-VI
BIGUÁ
PIRACUCÁ
100m
SAPINHOÁ
2000m
PA-SPS52
São Francisco
PIRACABA
TUBARÃO
ESTRELA DO MAR
BAÚNA
500m
Santa Catarina
CORAL
1000m
CARAVELA
2500m
CAMPOS DE HC
Itajaí
CAVALO MARINHO
50 Km

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.